Mail Stop 6010

September 13, 2006

Theodore R. Schroeder
President and Chief Executive Officer
Cadence Pharmaceuticals, Inc.
12730 High Bluff Drive, Suite 410
San Diego, CA 92130

> **Re:** **Cadence Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed August 30, 2006**
> **File No. 333-135821**

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note that in response to comments 6 and 17, you disclose in the "Risk Factors" discussion on page 4 the information our comments requested. Although we do not object to your including this information in the "Risk Factors" discussion, it should also appear on page 2, where you first discuss those issues.

- Please state in the first full paragraph on page 2 that there are no patents for the drug acetaminophen and that your patents for IV APAP relate only to the specific formulation of the drug.
- Please state in the second full paragraph on page 2 that the FDA might require you to perform additional trials for IV APAP, and you might not ever obtain approval for this drug in the United States.

2. We note your response and revisions pursuant to comment 5. However, the issue does not appear to be resolved, so we reissue the comment. You state in the second full paragraph on page 2 that IV APAP has undergone six Phase III trials. Please discuss any difficulties or other issues that have necessitated six Phase III trials rather than just one. If the number of trials is caused only by multiple indications, disclose that fact.

Risk Factors

If any of our product candidates for which we receive regulatory approval . . . , page 12

3. We note your response to comment 10, and we reissue the comment. The fact that you know of a trend that is actually occurring that could reduce the marketing impact of any superiority claims you make regarding omiganan appears to warrant a separate risk factor discussing the situation in detail. Please revise.

Our product candidates may have undesirable side effects . . . , page 14

4. We note your response to comment 11, and we reissue the comment. Please note that we are not requesting simply what acetaminophen "has the potential to cause." Also, your disclosure should be more specific than the statement that the adverse events "have all been related to the skin." Please identify and describe the side effects and adverse events that have been observed in the clinical trials of your products to date.

We will need to increase the size of our organization . . . , page 18

5. We note your response to comment 14. Please revise the risk factor to state your best estimate as to the approximate number of employees you will need to hire in the next 12 months and the approximate cost of doing so. State, if true, that you do not currently know how many employees you will need beyond that timeframe.

We may not be able to manage our business effectively if we are unable . . . , page 18

6. We note your response to comment 15, and we reissue the comment. Since you state the loss of "one or more of the members of [your] senior management team or other key employees" would harm your business, you should identify the individuals to whom you are referring. Please revise to identify the members of your senior management team and the other employees you consider to be "key."

Special Note Regarding Forward-Looking Statements, page 32

7. Please delete from the last paragraph of this section the statement that investors "should not place undue reliance on these forward-looking statements." Although we do not object to the other cautionary statements in this section, this statement appears to disclaim responsibility for information in your document.

Use of Proceeds, page 34

8. We note your response to comment 21. We reissue the comment because 20% of the proceeds still appears to be a material amount. Please identify with more specificity the uses currently described as "working capital, capital expenditures and other general corporate purposes," and state an approximate amount for each use.

Management's Discussion and Analysis of Financial Condition and Results …, page 41

Critical Accounting Policies and Estimates, page 43

Stock-Based Compensation, page 44

9. Regarding the disclosures that you provided in response to prior comments 39 and 40, please expand them to:

    a. Qualitatively and quantitatively discuss the specific significant factors and assumptions utilized in your asset-based approach and current value method in determining the fair value of your common stock at a $0.10 per share prior to March 2006, as per paragraph 182(a) of the AICPA Practice Aid.

    b. Qualitatively and quantitatively elaborate on how the licensing of IV APAP and the advancement of our business model primarily contributed to the difference between the $0.10 per share prior to March 2006 and the $0.34 per share between March and June 2006. See paragraph 182(b) of the AICPA Practice Aid.

    c. Qualitatively and quantitatively discuss the significant factors, assumptions and methodologies used in the contemporaneous valuations of $0.34 and $0.80 per share, including how the enterprise value was estimated and changed.

    d. Qualitatively and quantitatively elaborate on how the prospect of an IPO alone primarily contributed to the difference between the $0.34 per share between March and June 2006 and the $0.80 per share since June 2006. See paragraph 182(b) of the AICPA Practice Aid.

    e. Qualitatively and quantitatively describe how and why the significant factors, assumptions and methodologies changed between the valuations of $0.10, $0.34, and $0.80 per share.

    f. Qualitatively and quantitatively explain how each valuation considered the probability of ultimately being successful with your product candidates or not and the probability of ultimately completing an IPO or not.

    g. Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.

Business

Our Product Development Programs, page 54

10. We note your response to comment 25, and we reissue the comment in part. Given that BMS "completed Phase III trials" for IV APAP in the United States, please explain why BMS's trials were not sufficient to support a new drug application. The "Clinical Development Plan" discussion on page 60, which you reference in your response, does not appear to address this issue; it focuses on your plans going forward.

Manufacturing, page 68

11. We note that in response to comment 13, you state the agreement with Lawrence Laboratories for the manufacture of IV APAP "involves no long-term commitment by either party." However, you disclose the agreement extends until the earlier of regulatory approval or December 31, 2008, which appears to be long-term. Please reconcile these statements so it is clear how the agreement is not a long-term agreement. Alternatively, file the agreement as an exhibit. We may have further comments.

Certain Relationships and Related Party Transactions, page 98

12. We note your response to comment 30.

- Please state how many shares of Series A-1 preferred stock you issued to Windamere III, LLC to settle the $500,000 advance.
- Please file as exhibits your agreements with Windamere III and Clearview Projects. Given the amount of consideration in these two transactions, the transactions appear to have been material.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

6. License Agreements and Acquired Development and Commercialization …, page F-14

13. Please refer to your response to our prior comment number 37. Please qualitatively and quantitatively demonstrate how you concluded that any alternative accounting would not have a material impact on your financial statements. See SAB Topic 1.M. (SAB 99).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Theodore R. Schroeder
Cadence Pharmaceuticals, Inc.
September 13, 2006
Page 6

       You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

       Sincerely,

       Jeffrey Riedler
       Assistant Director

cc: Faye H. Russell, Esq.
       Cheston J. Larson, Esq.
       Ali D. Fawaz, Esq.
       Latham & Watkins LLP
       12636 High Bluff Drive, Suite 400
       San Diego, CA 92130